UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Motors Liquidation Company GUC Trust

Full Name of Registrant

Not Applicable

Former Name if Applicable

c/o Wilmington Trust Company, as trust administrator and trustee, Attn: David A. Vanaskey Jr., Administrative Vice President, Rodney Square North 1100 North Market Street

Address of Principal Executive Office (Street and Number)

Wilmington, Delaware 19890-1615

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☑

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N- CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s quarterly report on Form 10-Q for the period ending December 31, 2019 cannot be filed within the prescribed time period as information necessary for the filing of a complete and accurate Form 10-Q could not be gathered within the prescribed time period without unreasonable effort and expense.

The Company currently anticipates filing its December 31, 2019 quarterly report on Form 10-Q and its related XBRL documents on or before the extended deadline of February 19, 2020.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David A. Vanaskey Jr., Administrative Vice President	302	636-6019
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☐ No  ☑*

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  ☐ No  ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*The registrant is not required to file reports pursuant to Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934, but has filed all reports required pursuant to the no-action letter of the Securities and Exchange Commission to the registrant dated May 23, 2012.

Motors Liquidation Company GUC Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 18, 2020	By:	/s/ David A. Vanaskey Jr.
David A. Vanaskey Jr.
Administrative Vice President